EXHIBIT 3

Dear colleagues,

Attached is the latest business update letter which was sent via email to Cliffs’ salaried employees on behalf of Gary Halverson this morning.  Please print and distribute to hourly employees per your normal internal process.  If you have any questions, please let me know.

Thank you in advance for your assistance.

Patricia Persico